April 27, 2010
VIA EDGAR
Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Potash Corporation of Saskatchewan Inc. Form 10-K for the Year Ended December 31, 2009 File Number 001-10351
Dear Mr. Humphrey:
          Thank you for your letter, dated April 14, 2010, regarding the company’s Form 10-K for the year ended December 31, 2009 (the “Form 10-K”). Once you have had the opportunity to review our initial responses to the Staff’s comments, we would be pleased to discuss them with you. Mr. Garth Moore, our President, PCS Potash, had extensive discussions with Mr. Roger Baer of the Staff during the initial in depth review of our reserves disclosure in 2004 and was also involved with the subsequent review in 2006. Mr. Moore’s direct line in Saskatoon is (306) 933-8731.
          For your convenience, the Staff’s comments are displayed in bold text below in the order set out in your April 14 letter.
Form 10-K for the Fiscal Year Ended December 31, 2009
Properties, page 5
1.	We note your reference to the construction of a new mining facility in New Brunswick. Pursuant to Section (B) (4) of Industry Guide 7 please expand your filing to include a description of your development property including the capital budget for the project, the development expenditures to date, the estimated start-up date, and the affect of the new operation on your present Penobsquis mine.

Response:
          In addition to the disclosure in our Form 10-K, we disclose information regarding our New Brunswick facility in our 2009 Financial Review Annual Report, which includes our Management’s Discussion and Analysis of Financial Condition and Results of Operations that is incorporated by reference into our Form 10-K, and our Quarterly Reports on Form 10-Q. For

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
April 27, 2010

example, on page 20 of our 2009 Financial Review Annual Report, which is filed as Exhibit 13 to our Form 10-K, we describe the capital budget, the estimated start-up date and the expected increase in capacity of our New Brunswick facility.
          For your reference, we have attached the relevant sections of our 2009 Financial Review Annual Report and our Quarterly Reports on Form 10-Q filed in 2009 as Appendix A. In future filings, we propose to include similar disclosure, as appropriate, in the “Potash Operations—Properties” section of our Form 10-K.
Reserves, page 6
2.	Pursuant to the definitions in Section (A) of Industry Guide 7 please expand your filing to define how you distinguish between a proven and probable reserve for your potash operations.

Response:
          Generally, we distinguish between proven and probable reserves in respect of our potash operations based on the level of certainty and established continuity of the mineralization in the potash deposits and reserves described. For our Saskatchewan potash operations, we distinguish proven reserves from probable reserves based on greater delineation of the reserve, which is estimated through drilling and mine entry sampling. For our New Brunswick potash operations, we distinguish proven reserves from probable reserves based on the extent of exploration coverage.
          We would propose to provide expanded disclosure consistent with the preceding paragraph in future filings, as appropriate, to clarify how we distinguish between a proven and probable reserve for our potash operations.
3.	In addition, we note the reserves for your Esterhazy property are not classified as proven or probable reserves. Pursuant to Section (A) of Industry Guide 7 all reserves must be proved or probable reserves. Section (5) (i) (1) of Industry 7 provides guidance in reporting reserves if the degree between the two classes of reserves cannot be readily defined. Please modify your filing accordingly and also disclose the total tons you will receive pursuant to the mining agreement.

Response:
          As disclosed in our Form 10-K, our reserves at Esterhazy differ from our other potash reserves, as our reserves at Esterhazy are accessed pursuant to a mining and processing agreement (the “Agreement”) with Mosaic Potash Esterhazy Limited Partnership (“Mosaic”). Mosaic is the mine operator at Esterhazy, has exclusive control over mining operations there, and mines potash at Esterhazy from both its own land base as well as our land base. Our reserves at Esterhazy reflect the current estimate of mineable tonnes remaining in our land base, based on

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
April 27, 2010

information currently available to the Company, after reconciliation of historic tonnes mined and product received from Mosaic. As previously disclosed in our filings, we are also currently in litigation with Mosaic concerning the remaining amount of potash that we are entitled to receive from Mosaic pursuant to the Agreement, and adjustments to the figures previously provided may be required depending on the outcome of the litigation.
          Given the unique circumstances of our mineral rights at Esterhazy and as utilization of the same is based on our rights under the Agreement, we would propose to describe these as proven reserves (with such total also appearing in the total column) in future filings, as appropriate.
Reserves, page 12
4.	In the description of your phosphate reserves for your Aurora and White Springs operations you reference two Marston reports for the estimation of the reserve and resource numbers in your filing. We note the reserve numbers in the Marston reports for your Aurora and White Springs operations are different that the reserve numbers in your 10-K filing. Please reconcile the 10-K and Marston numbers in order to clarify the differences in these two sets of numbers.
          Response:
          The difference between our Form 10-K and the Marston reports reflects conversion between short tons and metric tonnes. The Marston reports for our Aurora and White Springs operations report reserve and resource amounts in short tons, which is the unit of measurement generally used by Aurora and White Springs. Our Form 10-K reports reserve and resource amounts in metric tonnes, which is the unit of measurement we use in our reports filed with the Securities and Exchange Commission and in other public disclosures. One short ton is equal to approximately 0.907 metric tonnes.
********
          As requested in your comment letter, we hereby acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to a filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. David R. Humphrey
U.S. Securities and Exchange Commission
April 27, 2010

          If you have any additional questions or comments, please do not hesitate to contact Mr. Moore at the above number or myself.
Sincerely,
/s/  Wayne R. Brownlee
Wayne R. Brownlee
Executive Vice President, Treasurer and
Chief Financial Officer

cc:	John E. Coleman, Division of Corporation Finance
Juan Migone, Division of Corporation Finance
Garth W. Moore, President, PCS Potash
Joseph A. Podwika, Senior Vice President, General Counsel and Secretary

Appendix A
2009 Financial Review Annual Report
Potash—Capability to Deliver, page 20
          “Four more projects are underway: a debottleneck/expansion at Cory, an expansion at Allan, a larger replacement mine and expanded mill at New Brunswick and a mine and mill expansion at Rocanville. These projects will increase our operational capability at a cost of CDN $6.5 billion. Construction is expected to be completed in 2010 (Cory I), 2011 (New Brunswick), 2012 (Allan, Cory II) and 2013 (Rocanville).
          When construction is complete, each facility is expected to begin a ramp-up period that can take more than two years. A large, complex mill must be commissioned. Equipment, including mining machines, bins and conveyor systems, must be lowered to the mining level, assembled and positioned. Maintenance shops must be cut and set up to serve the underground workings.

	Standard Capacity*
	Expansions/	Investment
Facility	Debottlenecking	(Billions $CDN)

Construction Projects Completed
Rocanville	0.75 MMT	$0.13
Allan	0.40 MMT	$0.21
Lanigan	1.50 MMT	$0.41
Patience Lake	0.36 MMT	$0.11

Projects in Progress
Cory I	1.20 MMT	$0.90
New Brunswick	1.20 MMT	$1.66
Allan	1.00 MMT	$0.55
Cory II	1.00 MMT	$0.54
Rocanville	2.70 MMT	$2.80

*	Includes, as applicable, both bringing back previously idled capacity and expansions to capacity and does not necessarily reflect current operational capability”

Form 10-Q for the Quarterly Period ended September 30, 2009
Liquidity and Capital Resources—Capital Expenditures, page 51
          “During 2009, we expect to incur capital expenditures, including capitalized interest, of approximately $1,495 million for opportunity capital, approximately $415 million to sustain operations at existing levels and approximately $25 million for site improvements.
          The most significant potash projects on which funds are expected to be spent in 2009, excluding capitalized interest, are outlined in the table below:

					Forecasted
					Remaining Spending
	2009 Forecast CDN	Total Forecast CDN			CDN Dollars
Potash Mine	Dollars (millions)	Dollars (millions)	Started	Expected Completion (Description)	(millions)

Cory, Saskatchewan	$515	$892	2007	2010 (red potash mill)	$245
		$220	2008	2012 (general expansion)

New Brunswick	$438	$1,600	2008	2011 (mill)	$1,045
				2012 (mine)
				2014 (ramp up)

Rocanville, Saskatchewan	$331	$2,800	2007	2013 (shaft and mill)	$2,390
				2014 (ramp up)

Allan, Saskatchewan	$60	$550	2008	2012 (general expansion)	$490

          Upon completion (and ramp up as required), the above projects are expected to increase annual capacity at: Cory to 3.0 million tonnes, New Brunswick to 2.0 million tonnes (net annual increase of 1.2 million tonnes), Rocanville to 5.7 million tonnes (net annual increase of 2.7 million tonnes) and Allan to 3.0 million tonnes.
          In the phosphate division, we began construction of a new sulfuric acid plant at our Aurora, North Carolina facility in 2007. The total cost of this project is approximately $260 million, plus capitalized interest, with $131 million projected to be spent in 2009. The project is scheduled to be completed in the fourth quarter of 2009.
          We anticipate that all capital spending will be financed by internally generated cash flows supplemented, if and as necessary, by borrowing from existing financing sources.”

Form 10-Q for the Quarterly Period ended June 30, 2009
Liquidity and Capital Resources—Capital Expenditures, page 53
          “During 2009, we expect to incur capital expenditures, including capitalized interest, of approximately $1,465 million for opportunity capital, approximately $300 million to sustain operations at existing levels and approximately $120 million for site improvements.
          The most significant project on which funds will be spent in 2009 relates to a major debottlenecking and expansion project that is expected to increase annual capacity at our Cory, Saskatchewan operation to 3.0 million tonnes, including 750,000 tonnes of new compaction capacity. The project is comprised of an initial project on which work began in May 2007, plus an increase in scope announced in July 2008. The initial project, which is a new red potash product mill, is scheduled for completion by September 2010 and is expected to increase its annual capacity to 2.0 million tonnes. The additional project announced in July 2008 is expected to add an additional 1.0 million tonnes of the same red potash product capacity with construction and ramp-up of the project to be completed by the end of 2012. The initial project is expected to cost approximately CDN $892 million, plus capitalized interest, and the additional project has an estimated cost of CDN $220 million bringing the total Cory expansion costs to CDN $1.1 billion. We currently expect to spend CDN $490 million, plus capitalized interest, on the Cory expansion projects in 2009.
          We expect to spend CDN $423 million, plus capitalized interest, in 2009 on our new 2-million-tonne-per-year potash mine and expanded milling operations in New Brunswick (a net increase of 1.2 million tonnes per year). The four-year construction project has an estimated cost of CDN $1.6 billion, plus capitalized interest, which includes CDN $100 million for additional upgraded granular production capability. Construction of the mill expansion is expected to be complete at the end of the fourth quarter of 2011 with the new Picadilly mine development expected to be complete by the end of 2012 and ramp-up of the project expected to be completed by the end of 2014.
          At our Rocanville, Saskatchewan plant, we announced a project in 2007 that is expected to bring over 2.0 million tonnes of additional capacity to the plant. The project requires a new mine shaft, extensive expansion to the existing mill site and expansion of the leased mining areas and will take five years to complete. In July 2008, we announced an increase in scope of this project such that an additional 700,000 tonnes of capacity expansion will be incorporated into the 2.0 million-tonne mine and mill project. With an additional investment of CDN $1.0 billion, the project now is expected to add a total of 2.7 million tonnes at a cost of CDN $2.8 billion and raise the facility’s annual capacity to 5.7 million tonnes. Construction of the mill is scheduled for completion at the end of 2012 with ramp-up over the following two years. Expected expenditures in 2009 are CDN $331 million, plus capitalized interest.
          In July 2008, we announced a debottlenecking project at our Allan, Saskatchewan operation which is expected to add 1.0 million tonnes of annual production capability. This project, together with the 400,000 tonne expansion/debottlenecking project completed in 2007 is expected to raise its annual capacity to 3.0 million tonnes per year. Construction and ramp-up are scheduled for completion by the end of 2012. This project has an estimated cost of CDN $550 million, plus capitalized interest, of which CDN $76 million is expected to be spent in 2009.
          In the phosphate division, we began construction of a new sulfuric acid plant at our Aurora, North Carolina facility in 2007. The total cost of this project is approximately $260 million, plus capitalized interest, with $131 million projected to be spent in 2009. The project is scheduled to be completed in the fourth quarter of 2009.
          We anticipate that all capital spending will be financed by internally generated cash flows supplemented, if and as necessary, by borrowing from existing financing sources.”

Form 10-Q for the Quarterly Period ended March 31, 2009
Liquidity and Capital Resources—Capital Expenditures, page 46
          “During 2009, we expect to incur capital expenditures, including capitalized interest, of approximately $1,335 million for opportunity capital, approximately $300 million to sustain operations at existing levels and approximately $35 million for site improvements.
          The most significant project on which funds will be spent in 2009 relates to a major debottlenecking and expansion project that will increase potash production at our Cory, Saskatchewan operation by 2.6 million tonnes from 2008 levels to 3.0 million tonnes, including 750,000 tonnes of new compaction capacity. The project is comprised of an initial project on which work began in May 2007, plus an increase in scope announced in July 2008. The initial project, which is a new 1.2-million-tonne-per-year red potash product mill is scheduled for completion by July 2010. The additional project announced in July 2008 will add 1.0 million tonnes of the same red potash product capacity with construction and ramp-up of the project to be completed by the end of 2012. The initial project is expected to cost approximately CDN $892 million, plus capitalized interest, and the additional project has an estimated cost of CDN $220 million bringing the total Cory expansion costs to CDN $1.1 billion. We expect to spend CDN $420 million, plus capitalized interest, on the Cory expansion projects in 2009.
          We expect to spend CDN $415 million, plus capitalized interest, in 2009 on our 2-million-tonne-per-year potash mine and expanded milling operations in New Brunswick. The four-year construction project has an estimated cost of CDN $1.7 billion, plus capitalized interest, which includes CDN $100 million for additional upgraded granular production capability. Construction of the mill expansion is expected to be complete at the end of the fourth quarter of 2011.
          At our Rocanville, Saskatchewan plant, we announced a project in 2007 that will bring over 2.0 million tonnes of additional capacity to the plant. The project requires a new mine shaft, extensive expansion to the existing mill site and expansion of the leased mining areas and will take five years to complete. In July 2008, we announced an increase in scope of this project such that an additional 700,000 tonnes of capacity expansion will be incorporated into the 2-million-tonne mine and mill project. With an additional investment of CDN $1.0 billion, the project now is expected to add a total of 2.7 million tonnes at a cost of CDN $2.8 billion and raise the facility’s annual capacity to 5.7 million tonnes. Construction of the mill is scheduled for completion at the end of 2012 with ramp-up over the following two years. Expected expenditures in 2009 are CDN $300 million, plus capitalized interest.
          In the phosphate division, we began construction of a new sulfuric acid plant at our Aurora, North Carolina facility in 2007. The total cost of this project is approximately $260 million, plus capitalized interest, with $138 million projected to be spent in 2009. The project is scheduled to be completed in the fourth quarter of 2009.
          In July 2008, we announced a debottlenecking project at our Allan, Saskatchewan operation which will add 1.0 million tonnes of annual production capability and raise its annual capacity to 3.0 million tonnes per year. Construction and ramp-up are scheduled for completion by the end of 2012. This project has an estimated cost of CDN $550 million, plus capitalized interest, of which CDN $48 million is expected to be spent in 2009.
          We anticipate that all capital spending will be financed by internally generated cash flows supplemented, if and as necessary, by borrowing from existing financing sources.”